Lucy Schlauch Stark Phone 303-295-8493 Fax 303-291-9145 MLStark@hollandhart.com

April 25, 2012

VIA HAND DELIVERY

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Natural Grocers by Vitamin Cottage, Inc.
  Confidential Draft Registration Statement on Form S-1

Dear Ladies and Gentlemen:

        On behalf of our client, Natural Grocers by Vitamin Cottage, Inc., a Delaware corporation (the "Company"), enclosed herewith as a searchable PDF file on compact disc is the Company's confidential draft registration statement on Form S-1 (the "Draft Registration Statement"). The Company confirms that it is an emerging growth company as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the "Securities Act"). We are submitting the Draft Registration Statement for confidential nonpublic review by the staff of the Securities and Exchange Commission pursuant to Section 6(e) of the Securities Act.

        Please contact the undersigned with any questions or comments you may have regarding this submission.

In addition, please send all correspondence to:	with copies to:
Lucy Schlauch Stark Holland & Hart LLP 555 17th Street, Suite 3200 Denver, CO 80202 Phone: 303-295-8493 Fax: 303-291-9145 Email: mlstark@hollandhart.com	Sandra Buffa, Chief Financial Officer Natural Grocers by Vitamin Cottage, Inc. 12612 West Alameda Parkway Lakewood, CO 80228 Phone: 303-390-3858 Fax: 303-390-3797 Email: sbuffa@vitamincottage.com

Respectfully submitted,
/s/ LUCY SCHLAUCH STARK
Lucy Schlauch Stark of Holland & Hart LLP

Enclosure

cc:
Kemper Isely, Natural Grocers by Vitamin Cottage, Inc.
Sandra Buffa, Natural Grocers by Vitamin Cottage, Inc.
Keith Townsend, King & Spalding LLP
Scott Berdan, Holland & Hart LLP